EXHIBIT 3

LB I GROUP INC. 1271 Avenue of the Americas 38th Floor New York, NY 10020	Leucadia National Corporation 25 G Street Salt Lake City, UT 84103 Fax: 801-524 -4944

July 21, 2011

VIA ELECTONIC TRANSMISSION

INTL FCStone Inc.
329 Park Avenue North, Suite 350
Winter Park, FL 32789
Attention: Brian Sephton, CFO
E-mail: bsephton@intlassets.com

Re:	Note Purchase and Assignment Agreement (the “Purchase Agreement”), dated as of July 21, 2011, by and between LB I Group, Inc. (“Seller”) and Leucadia National Corporation (“Buyer”)

Dear Mr. Sephton:

As you know, Seller and Buyer are parties to the following agreements:

(1) the Purchase Agreement, pursuant to which Seller is selling and assigning that Senior Subordinated Convertible Note of INTL FCStone Inc. (the “Company”), dated September 20, 2006, in the original principal amount of $5,000,000 (the “Note”), all pursuant to that Securities Purchase Agreement, dated as of September 14, 2006, among the Company, Seller and the other parties thereto (the “Securities Purchase Agreement”); and

(2) that Assignment and Assumption Agreement, dated as of the date hereof (the “Assignment”), between Seller and Buyer, pursuant to which the Seller is assigning all of its rights, title and interests in, and Buyer is assuming, that Registration Rights Agreement, dated as September 14, 2006, among the Company, Seller and the other parties thereto (the “Rights Agreement”).

Pursuant to Section 9 of the Rights Agreement:

(i)  Seller has agreed with Buyer to assign all of its rights under the Rights Agreement, as set forth in the Assignment, a copy of which is hereby furnished to you and enclosed herewith;

(ii)  you are hereby notified that (a) the name and the address of the transferee or assignee is Leucadia National Corporation, 25 G Street, Salt Lake City, Utah  84103, and (b) the securities to which such registration rights under the Rights Agreement are being transferred or assigned are the Conversion Shares (as defined in the Rights Agreement) issued or issuable upon conversion of the Note and any shares of capital stock of the Company issued or issuable with respect to the Conversion Shares and the Note as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversion of the Note;

(iii)  immediately following the transfer or assignment of the Note the further disposition of the foregoing securities by the Buyer is restricted under the Securities Act of 1933 or applicable state securities laws;

(iv)  by execution and delivery of this letter by Buyer as acknowledged by the Company, this letter constitutes Buyer’s agreement in writing with the Company to be bound by all of the provisions contained in the Rights Agreement; and

(v)  the transfer has been made in accordance with the applicable requirements of the Securities Purchase Agreement.

The undersigned hereby request that the Company register the assignment or sale of the Note on its register and, upon surrender of the Note to the Company, issue a new Registered Note in the same aggregate principal amount as the principal amount of the surrendered Note to the Buyer pursuant to Section 20 of the Note.

Please confirm your acknowledgment and agreement with the foregoing by signing a copy of this letter in the space indicated below.

Very truly yours,

LB I GROUP INC.

By:	/s/ Ashvin Rao
	Name:	Ashvin Rao
	Title:	Vice President

LEUCADIA NATIONAL CORPORATION

By:	/s/ Justin R. Wheeler
	Name:	Justin R. Wheeler
	Title:	Vice President

ACKNOWLEDGED, ACCEPTED AND AGREED as of the 21st day of July, 2011:

INTL FCSTONE INC.

By:	/s/ Brian Sephton
	Name:	Brian Sephton
	Title:	Chief Legal and Governance Officer